EXHIBIT 2

As of May 15, 2008

Mr. Peter W. May
280 Park Avenue
New York, New York 10017

Dear Peter:

In connection with the investment in Tiffany & Co. (“Tiffany”) by funds and accounts managed by Trian Fund Management, L.P. (“Trian”), you were nominated by the Board of Directors of Tiffany (the “Board”) and elected by the stockholders of Tiffany to serve on the Board.

We understand that, consistent with its practices, Tiffany will be awarding to you, as a director of Tiffany, equity compensation in the form of options to purchase shares of common stock (such equity compensation, “Options”), and will be paying to you retainer and meeting attendance fees, in cash (“Fees”).  This is to confirm our prior understanding that you are authorized to accept such Options and Fees in your individual capacity on behalf of Trian upon the terms and conditions of this letter, including your agreement that, as long as you are an officer of Trian and for a period of 90 days thereafter, you will follow the direction of Trian with respect to (x) the exercise and Transfer (as defined below) of any such Options and (y) the Transfer of any shares of common stock of Tiffany that you receive upon exercise of the Options (the “Shares”).  You further agree that (i) you will request that Tiffany deliver all Fees directly to an account designated by Trian and (ii) you will not dispose of, transfer, sell, assign, pledge, hypothecate or encumber (collectively, “Transfer”) any Options or Shares without Trian’s advance written consent, which may be withheld in Trian's sole discretion.  Upon any Transfer of all or a portion of the Options or Shares, Trian shall be entitled to receive the consideration received as a result of such Transfer (the “Equity Consideration”).

Trian agrees to indemnify you against any tax imposed on income to you, net of any corresponding deduction to which you are entitled as a result of the transfer of the Fees and Equity Consideration to Trian.  Such indemnification shall include all taxes imposed on a tax indemnification payment and shall apply to income reported by either Tiffany or Trian.  For purposes of this letter agreement, taxes shall include any penalties, interest or additions to tax imposed upon you with respect to taxes.

This letter agreement shall be governed by, and construed in accordance with, the laws of the State of New York, applicable to agreements made and to be performed entirely within such State.

This letter shall be binding upon the parties hereto and their respective successors, assigns, heirs and estates.

If the above is acceptable to you, please indicate your agreement by signing the enclosed duplicate copy of this letter agreement in the space indicated below.

Very truly yours,

TRIAN FUND MANAGEMENT, L.P.

By:  Trian Fund Management GP, LLC,
         its general partner

By: /s/EDWARD P. GARDEN
      Name:  Edward P. Garden
      Title:    Member

Agreed to and Accepted:

/s/PETER W. MAY
Peter W. May